BRF S.A.

Publicly-held Company with Authorized Capital CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

BOARD OF DIRECTORS

-INTERNAL BYLAWS-

Approved at the Board of Directors Meeting held on February 28, 2023.

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BOARD OF DIRECTORS

-INTERNAL BYLAWS-

1.	Objective

1.1.         Objective. These Bylaws ("Bylaws") are intended to regulate the operation of the Board of Directors ("Board") of BRF S.A. (“Company”).

1.2.          These Bylaws shall be read together, interpreted and applied in accordance with the provisions of the Company's Bylaws. In addition, it should be interpreted in accordance with the Company's Code of Ethics and Conduct (Transparency Manual), Law No. 6.404, dated December 15, 1976, as amended ("Brazilian Corporate Law"), Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Listing Rules"), the recommendations of the Brazilian Institute of Corporate Governance – IBGC and the legislation in force.

2.	Mission

2.1.       Mission. The Board's mission is to protect and enhance the Company's equity; disseminate a solid organizational culture, focusing on the integration and constant appreciation of its employees; and maximize long-term shareholder return on investment. To do so, it must have full knowledge of the Company's values, purposes and beliefs of the shareholders, seek its constant improvement, and outline the Company's strategic guidelines, always looking out for the corporate interest.

3.	Responsibility and Competencies

3.1.       Responsibilities. The Board shall concentrate its activities on the analysis of information, debates and deliberations exclusively on strategic issues related to the Company.

3.2.	Competencies. The Board shall, among other assignments here provided for:

(i)	safeguard and protect the interests of shareholders, with due regard for and in the interests of employees, suppliers, customers, creditors and the community in which the Company is located (stakeholders);

(ii)	to ensure the Company's continuity, within a long-term perspective and sustainability, incorporating considerations of economic, social, environmental and good corporate governance, in the definition of business and operations;
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(iii)	inspect to ensure that the strategies and guidelines are effectively implemented by the Board, without, however, interfering in operational issues, except when your competence or when submitted to it by the Board;

(iv)	prevent and manage situations of conflict of interest or divergence of opinion, so that the interest of the Company always prevails.

3.3.       Specific Competencies. Without prejudice to those established by applicable legislation, the specific competencies of the Board of Directors are described in BRF's Bylaws.

4.	Composition, Term and Investiture

4.1.       Composition. Under the Bylaws, the Board is composed of at least 9 (nine) and at most 11 (eleven) members, of which at least 20% must be Independent Directors, elected for a unified term of 2 (two) years, admitted to re-election.

4.1.1.	An "Independent Director" is considered to be one who meets the requirements set forth in the Novo Mercado Listing Rules, and must be expressly declared as such in the minutes of the General Meeting that elects him.

4.1.2.	When, as a result of compliance with the aforementioned percentage, a fractional number of directors results, rounding will be carried out in accordance with the Listing Rules of the Novo Mercado.

4.2.       Chairman and Vice-Chairman. The Chairman of the board ("Chairman") and the Vice-Chairman ("Vice-Chairman") shall be elected by the General Assembly.

4.3.       Requirements for Investiture. Only a natural person who meets the following requirements may be elected to the Board:

(i)	He is not prevented by special law or condemned for bankruptcy, prevarication, bribery, bribery, concussion, embezzlement, against the popular economy, public faith or property, or sentenced to criminal punishment that prevents, even temporarily, access to Public offices, as provided in paragraph 1 of art. 147 of Law 6.404 / 76;

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the temporary suspension or disqualification imposed by the Brazilian Securities and Exchange Commission ("CVM"), which makes it ineligible for management positions as a publicly-held company, as set forth in paragraph 2 of art. 147 of the Brazilian Corporation Law;

(ii)	has an unblemished reputation under the terms of paragraph 3 of art. 147 of the Brazilian Corporation Law; and

(iii)	does not occupy a position in a company that can be considered a competitor of the Company, and does not have., nor represents, interest conflicting with that of the Company, in the form of items I and II of paragraph 4 of art. 147 of Law

6.404 / 76.

4.4.       Waiver of Requirements. The general meeting may expressly waive the above requirements for a particular candidate.

4.5.       Post-Election Impediment. If, after the election of the member of the Board, a fact establishing the above reasons of impediment is established, the member in question shall immediately submit his resignation to the Board.

4.6.       Board appointment. The appointment of a member of the Board shall be accompanied by a copy of an instrument signed by the nominee, stating the legality of compliance with all the eligibility requirements set forth in these Rules, or a statement that the person indicated that he is in a position to sign such instrument, indicating any caveats.

4.7.       Participation in Other Boards. The members of the Board of Directors must deliver to the Company, within a period of 5 (five) months after the end of the fiscal year, and when conducting public offers for distribution of securities, a list indicating the positions they hold on boards of directors, boards tax authorities, committees and executive bodies of other companies or entities.

4.8.       Resolution of the Board: Whenever a General Shareholders’ Meeting is called for deliberation on the election of the Board of Directors, the members of the Board shall include, in the management proposal for the General Meeting its resolution containing:

(i)	The compliance of every candidate to the position of Board member to the Appointment Policy for Members of the Board of Directors, of the Advisory Committees and of the Board of Officers; and

(ii)	The reasons why each candidate for Independent Director fills the independence criteria provisioned in the Novo Mercado listing rules.
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5.	Duties of Directors

5.1.       It is the duty of the Board member ("Director"), in addition to those provided for by the Brazilian Corporation Law and those imposed by the applicable regulations and Bylaws:

(i)	to attend the meetings previously prepared, with the examination of the documents made available, and to participate actively and diligently;

(ii)	maintain confidentiality of any and all information accessed as a result of the exercise of the position of Director, as well as require the same confidential treatment of the professionals who advise him, using it only for the exercise of the duties as Director otherwise to contribute to its undue disclosure;

(iii)	to abstain from intervening, alone or in conjunction with third parties, in any business with the Company, its subsidiaries and affiliates, controllers, and also between the Company and its subsidiaries and affiliates, as well as other companies that, with any of these persons, whether in the same legal or de facto group, except with prior and specific approval of the Board;

(iv)	declare a particular or conflicting interest with the Company in relation to the subject matter submitted to it, abstaining from its discussion and vote, prior to the resolution; and

(v)	ensure the application of best corporate governance practices.

6.	Board Chairman

6.1.       Assignments. The Chairman of the Board ("Chairman") shall have the following assignments, without prejudice to others conferred by the Bylaws and the Brazilian Corporate Law:

(i)	ensure the effectiveness and good performance of the Board convene and preside at the general meetings and Board meetings;

(ii)	organize and coordinate, with the collaboration of the Secretary of the Board, the agenda of meetings, after hearing the other Directors and, if applicable, the Global Chief Executive Officer and other directors;

(iii)	ensure that the Directors receive full and timely information on the items on the meeting agenda;
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(iv)	ensure the effectiveness of the monitoring and evaluation system by the Board, the Company, the Board of Directors, the Executive Board and, individually, the members of each of these bodies;

(v)	to reconcile the activities of the Board with the interests of the Company, its shareholders and other interested parties;

(vi)	coordinate the activities of the other directors;

(vii)	submit to the Board a proposal for apportioning the compensation of Directors, prepared with the support of the Company's Committee on People, Organization and Culture;

(viii)	to propose to the Board, after hearing the committees, the annual budget of the Board, to be submitted to resolution of the General Shareholder’s Meeting;

(ix)	organize, together with the Global Chief Executive Officer, within 15 (fifteen) days after the election of a new member of the Board, an integration and training program that will allow him to obtain pertinent information about the Company; and

(x)	propose to the Board the annual corporate calendar.

7.	Replacement and Vacancy

7.1.       Absence or Impediment. In the event of absence or temporary impediment, the Directors may be represented at meetings of the Board of Directors by another Board member appointed in writing, who, in addition to their own vote, shall express the absentee or temporarily impeded Board member's vote.

7.1.1.	In the event of absence or temporary impediment of the Chairman of the Board, his duties shall be exercised on a temporary basis by the Vice-Chairman.

7.1.2.	In case of absence or temporary impediment of the Vice-Chairman, it shall be incumbent upon the Chairman to indicate, among the other members of the Board of Directors, his / her substitute.

7.2.       Board vacancy. In the event of vacancy of the positions of effective members of the Board of Directors, the remaining members will appoint a substitute who will hold the position until the next General Meeting, at which time the new Board member will elect a new Director to complete the term. In the case of more parallel vacancies exceeding one-third (1/3) of its members, a General Meeting shall be called within 30 (thirty) days of that event, for the election of the substitutes, whose term shall coincide with that of the other Directors.

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7.2.1.	Whenever the election has been carried out by the multiple vote process, the removal of any member of the Board of Directors by the General Assembly shall mean dismissal of the other members, and a new election shall be held.

8.	Meetings

8.1.       Annual Calendar. Annually, the President shall propose the annual calendar of ordinary meetings. The frequency of regular meetings of the Board shall be determined in such a way as to ensure the effectiveness of its work.

8.1.1.	Once a year, the Board shall, as a minimum, deliberate on: (i) the annual calendar of regular meetings; (ii) the budget of the Board; and (iii) the formal performance evaluation of the Board and the executive board.

8.1.2.	The Chairman may include meetings in the annual calendar, or convene extraordinary meetings, for the evaluation of the Executive Board, without the presence of board members who are directors or employees of the Company or its controllers, controlled or affiliated.

8.2.       Extraordinary Meetings. The Board shall meet, on an extraordinary basis, whenever convened by its Chairman or by a majority of its members.

8.3.       Participation. If necessary, it is possible to hold meetings of the Board of Directors or the participation of board members in meetings of the Board of Directors by telephone, video conference, electronic deliberation, or other means of communication that can ensure the effective participation and authenticity of their vote. In this circumstance, the board member shall be considered present at the meeting, and his vote shall be considered valid for all legal purposes and incorporated into the minutes of said meeting.

8.4.       Installation. The ordinary and extraordinary meetings of the Board shall only be installed, at first call, with a presence of at least 2/3 of its members. In the second summons, which will be the subject of new communication to the Directors in the form of the Company’s Bylaws, sent immediately after the date designated for the first call, the meeting will install with any number of Directors.

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8.5.          External Participants. The Chairman may, upon his / her own initiative or at the request of any director, call upon directors and / or employees of the Company to attend meetings and provide clarifications or information on the matters under consideration. Likewise, experts may be convened as necessary.

9.	Organization of Works

9.1.          Board. Meetings shall be chaired by the Chairman or, in his absence, by the Vice-Chairman.

9.2.          Secretary of the Board. The Board shall also elect one or more persons responsible for the Secretariat of the Board ("Board Secretary"), which shall be primarily responsible for:

(i)	control the formal documentation of the Company's management;

(ii)	to organize the agenda of the matters to be dealt with in the meetings, based on requests of directors and consultation of the directors, and their sending to the Chairman for distribution;

(iii)	to organize meetings, prepare and record the respective minutes and other documents in the proper book, and collect the signatures of all the directors and eventual guests who participate in it;

(iv)	file the minutes in the competent bodies, arrange for their publication under the legal terms and monitor and coordinate the submission to the applicable regulators.

9.3.          Agenda. The agenda and documentation necessary for the consideration of the matters set forth therein shall be delivered to each director at least 5 (five) days prior to the date of the meeting. In the event of an extraordinary meeting, in view of the urgency of the summons, the Chairman shall define the minimum period within which the agenda and documentation shall be forwarded.

9.4.          Opening. Once the quorum of installation has been verified, the works will follow the order: (i) opening of the session; (ii) initial clarification by the Chairman; (iii) summary reading for discussion of the agenda to be put to the vote; (iv) presentation, discussion, referral of proposals and voting on agenda items, in the order proposed by the Chairman; (v) presentation of proposals, opinions and communication of board members.

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9.5.          Deliberations. Decisions shall be taken by a majority of votes present. In case of a tie, the Chairman shall exercise the casting vote.

9.5.1.	The discussion and deliberation shall be restricted exclusively to the matters included in the agenda and may not address issues other than those included in the agenda, unless at the respective meeting all the effective members appear and there is no opposition from any adviser.

9.5.2.	Sessions shall be suspended or closed when circumstances require, at the request of any counselor and with the approval of the Board. In case of suspension, the Chairman shall mark the date, time and place for its continuation, being exempted from the need for a new summons.

9.5.3.	The facts and the deliberations will be recorded in the minutes, which will record the decisions taken, abstaining from votes for conflicts of interest, responsibilities and deadlines, and must be recorded in the Board meeting Book of Minutes and signed.

9.5.4.	In the case of deliberations or debates that have been the subject of conflict between directors, the minutes must be signed before the closing of the respective meetings.

9.5.5.	No member of the Board of Directors may have access to information, participate in deliberations and discussions of the Board of Directors or of any of the management bodies, exercise the vote or, in any way, intervene in matters in which it is, directly or indirectly, in a situation of interest conflicting with the interests of the Company, under the terms of the law.

10.	Specialized Committees

10.1.     The Board, for the better performance of its functions, may establish committees or working groups with defined objectives, whether permanent or not. The committees shall adopt their own regiments approved by the Board.

10.2.     The committees shall study the matters within their competence and prepare proposals to the Board. Only the Board can make decisions.

11.	Budget

11.1.     The Board will have its own annual budget, included in the Company's budget, approved by the shareholders at the General Meeting, which should include expenses related to consultations with external professionals to obtain specialized subsidies in matters of relevance to the Company, as well as the necessary for the attendance of directors at the meetings of the Company.

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12.	Final dispositions

12.1.     The Board will meet periodically with the Fiscal Council, if and when in operation, to deal with matters of common interest. The Chairman of the Board will provide the clarifications and information requested by the Supervisory Board, regarding its supervisory function.

12.2.     Any omissions in these Rules and doubts regarding the interpretation of their provisions shall be subject to analysis and decision by the Board of Directors.

12.3.     These Regulations came into force on the date of their approval and / or amendment, as the case may be, by the Board of Directors and is filed at the Company's headquarters.

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